082-34866

06016450

RECEIVED
2006 SEP -5 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SOLBEC
PHARMACEUTICALS LTD

SUPPL

SOLBEC SECURES US TRADEMARK CORAMSINE®

Summary:

- The United States Patent and Trademark Office has formally accepted and protected "Coramsine" as Solbec's trademark designation.

Perth, Australia. 24 August 2006: Solbec Pharmaceuticals (ASX: SBP), as part of its Madrid Protocol international trademark filing, is pleased to announce that the United States Patent and Trademark Office has formally accepted and protected the trademark "Coramsine" under number 3,114,481. The registration will remain in force for a period of ten years (until 11 July 2016) and may be renewed for successive periods of ten years thereafter.

Coramsine® is the name given to Solbec's lead compound which is entering Phase II clinical trials targeting renal cell carcinoma and malignant melanoma.

-END-

Further information:

David Sparling
General Manager
Tel: (08) 9446 7555
Mob: 0417 721 972
Email: david.sparling@solbec.com.au

PROCESSED
SEP 0 5 2006
THOMSON FINANCIAL

Background Information

About Solbec
Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

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